Philips updates market on matters related to financial reporting

December 8, 2011

Amsterdam, the Netherlands – Today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will host a conference call to update the markets on matters related to financial reporting, Group Management & Services (GM&S) costs, pensions, and other financial matters.

The conference call together with Ron Wirahadiraksa, Chief Financial Officer, and Jan van Leeuwen, Group Controller, is an annual update that, in previous years, was provided as part of the Capital Markets Day in Amsterdam in December. Since 2011, Philips has merged two Capital Markets Days into the one that takes place in September. The company is therefore providing this update via a dedicated conference call.

During the call it will be announced that Paul Verhagen, currently CFO of Consumer Lifestyle, will become the CFO of Lighting per January 1st, 2012, succeeding Mr. Wirahadiraksa in his capacity as interim CFO of Lighting. As per the same date, the current Group Controller, Mr. Van Leeuwen, will succeed Mr. Verhagen as the CFO of Consumer Lifestyle.

The conference call will start on Thursday, December 8 at 13:00 PM CET. The relevant dial-in numbers can be found via this link. Reporters can access the call in a listen-only mode.

A live audio webcast of the conference call, as well as the handout of the presentation will be available via this link.

For further information, please contact:

Steve Klink
Philips Corporate Communications
Tel. + 31 20 59 77415
E-mail: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.